Thunder Bridge Capital Partners III Inc.

9912 Georgetown Pike

Suite D203

Great Falls, VA

22066

VIA EDGAR

November 25, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Isabel Rivera; Jeffrey Gabor

Re:	Thunder Bridge Capital Partners III Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 17, 2022
File No. 001-39998

Dear Ms. Rivera and Mr. Gabor:

Thunder Bridge Capital Partners III Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response (the “Response”) to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2022, regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) submitted to the Commission on November 17, 2022. Our Response also addresses the SEC’s verbal comment (the “Verbal Comment”) of November 22, 2022, which was discussed in a conference call between the Staff and our counsel on that date.

In response to the Comment Letter and the Verbal Comment, we have revised the Preliminary Proxy Statement and are filing an amended proxy statement (the “Proxy Statement”) with the Commission simultaneously with the filing of this Response to address each of the comments.

For the Staff’s convenience, we have repeated below the Staff’s comments from its Comment Letter and Verbal Comment in bold, and have followed the comments with the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed November 17, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that neither we nor our sponsor, TBCP III, LLC, is controlled by a non-U.S. Person and neither we nor our sponsor have substantial ties to a non-U.S. person. Nevertheless, we will add the following risk factor to the Proxy Statement in view of the Staff’s comment. This risk factor is largely taken from the risk factor included in our recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022.

We may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or Business Combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete an initial Business Combination may be limited. Moreover, the process of government review could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders will lose any potential investment opportunity in a target company and the chance of realizing future gains due to any price appreciation in the combined company, and our warrants will expire worthless.

With respect to the Verbal Comment, we summarize the Staff’s comment as follows:

2. The Company’s plans with respect to the conversion of the investment in the Company’s trust account should be stated more clearly.

In response to the Staff’s comment, we have added additional risk factors on pages 11 and 12 of the Proxy Statement.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

[Signatures to Follow]

Sincerely,

/s/ Gary Simanson
Name:	Gary Simanson
Title:	Chief Executive Officer and President

cc: Benjamin Reichel

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